COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JAN 10 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08000125

SUPPL

January 7, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of Barclays Global Investors UK Holdings Limited, London, England in Commerzbank common stock above the 5.0% level to a level of 5.08% as of December 24, 2007 and (ii) a copy of the text of a voting rights announcement by DGAP regarding the decrease in the voting rights of Credit Suisse, Zurich, Switzerland in Commerzbank common stock below the 3.0% level to a level of 2.75% as of December 19, 2007. These announcements are published in accordance with the German Securities Trading Act and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

PROCESSED
JAN 14 2008
THOMSON FINANCIAL

Jennifer O'Neill
Assistant Cashier

dlw 1/10

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

File No. 82-2523

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

04.01.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On January 2, 2008, Barclays Bank PLC, London, England, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Barclays Global Investors UK Holdings Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 5 % threshold of the voting rights on December 24, 2007 and amounted to 5,08 % (33.357.956 shares with voting rights).
Barclays Bank PLC, London, England was attributed these 5,08 % (33.357.956 shares with voting rights) in Commerzbank AG according to article 22 para.
1 sent. 1 no. 6 WpHG in connection with article 22 para. 1 sent. 2 WpHG via subsidiaries of which none exceeded the 3 % threshold.

File No. 82-2523

Commerzbank AG / Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

02.01.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On December 27, 2007, Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen under the 3 % limit of the voting rights on December 19, 2007 and as of this date amounted to 2, 75 %. Voting rights amounting to 2,67 % are to be attributed to Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to
0,09 % are to be attributed to Credit Suisse according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

Hence the voting rights of Credit Suisse Group, Zurich, Switzerland, have also fallen under the 3% limit of the voting rights on December 19, 2007 and amounted to 2,78 % as of this date. Voting rights amounting to 2,67 % are to be attributed to Credit Suisse Group according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0,10 % are to be attributed to Credit Suisse Group, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse and Credit Suisse Group.

END